Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

August 24, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Anutra Corporation
Form 8-K
Filed May 7, 2018
File No. 000-55740

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Current Report on Form 8-K for Anutra Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 1, 2018 (the “Comment Letter”) in response to the filing of the Company’s Current Report on Form 8-K (originally filed on May 7, 2018). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Business Overview, page 2

1.  Please revise your filing to clarify the nature of the principal products that you produce and sell. In addition, please distinguish what aspects of your business plan are responsible for revenues received to date and those you expect to occur at a future time and that may not be accomplished. For example, clarify whether you are currently manufacturing and selling Microfine Chia Powder. In that regard, we note you disclose on page 4 that your industrial division has “successfully introduced the patented Microfine Chia Powder in bulk quantities for use by industrial food product manufacturers.”

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to clarify the nature of the principal products that the Company produces and sells and to distinguish what aspects of its business plan are responsible for revenues received to date and those it expects to occur at a future time and that may not be accomplished.

Breakthrough Patented Technology, page 3

2.  Please disclose the duration of Patent No. US 9,386k795 B2 and your licensing agreement with Mr. Morini. Refer to Item 101(h)(4)(vii) of Regulation S-K. In addition, we note you disclose here and on page 7 that the licensing agreement gives you the right and ability to sub-license the technology to produce Microfine Chia Powder covered by the patent. However, there does not appear to be such a provision in the licensing agreement. Please advise or revise.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to disclose the duration of Patent No. US 9,386k795 B2 and our licensing agreement with Mr. Morini. Further, the disclosures regarding the right and ability to sub-license the technology to produce Microfine Chia Powder covered by the referenced patent have been removed.

3.  You disclose here and elsewhere that ASG’s products are governed by the rules and regulations promulgated by the FDA and USDA and that Anutra food products and ANUTRA® Grain have been “approved” as a regular food. However, FDA guidance provides that the FDA does not have premarket approval for food products, and USDA guidance provides that the USDA regulates meat, poultry, and egg products. Please advise or revise. In addition, please expand your disclosure to discuss the effect of the FDA’s regulation of your business, including any requirement for FDA approval of your products before you can market them and the status of your products in this approval process.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to remove the reference that ASG’s products are governed by the rules and regulations promulgated by the FDA and USDA and that Anutra food products and ANUTRA® Grain have been “approved” as a regular food.

Products and Services – ANUTRA® Grain, page 3

4.  We note you make various statements regarding the potential benefits of ANUTRA® Grain as compared to possible product competitors. Please provide support for such statements or remove them from your filing. For example, please provide support for the following assertions:

●	“Flax also contains ALA but has a critical disadvantage as it contains cyanogen that converts to cyanide which can be life threatening;”

●	“Flax is a thyroid and Vitamin B interrupter and may cause major birth defects, miscarriages and overall poor health;”

●	“[F]ish oil and algae are not approved as a food or even GRAS (Generally Regarded as Safe) by the FDA or USDA due to dangers of over consumption;”

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●	“Clinical studies on ANUTRA® Grain properties show positive results in lowering blood pressure and cholesterol, body inflammation;”

●	“Flax carries factors that are deleterious to health;”

●	Flax “contains cianoglicosides which are toxic;”

●	“Flax . . . disrupts overall metabolism;”

●	“Because flax can be life threatening, the consumption of flax seed is limited or banned in France, Argentina, Germany, Switzerland, Belgium and other countries;”

●	“[T]he FDA lists Flax as a poisonous plant;”

●	“The world production of chia in 2016 was approximately 80 million pounds but is expected to increase to some 480 million pounds by 2021;”

●	“ANUTRA® Grain tops the list” of “superfoods;” and

●	“[A]dding 1 gram of ANUTRA® Microfine Chia Powder to an 8-ounce serving of vegetable or nut milk will provide an FDA claim of a ‘good serving of Omega-3.”

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to remove the referenced statements regarding the potential benefits of ANUTRA® Grain as compared to possible product competitors.

Suppliers, page 6

Grain Suppliers, page 6

5.  We note you disclose on page 3 that ANUTRA® Grain is primarily grown 23 degrees north and south of the Equator, but you believe that the ideal spot is Central America. We further note you disclose that “Mr. Velasquez has committed to coordinate the planting and processing of raw materials to meet current and future needs of ASG.” Please revise to clarify how you currently source your raw material and the material terms and timing of your agreement with Mr. Velasquez. To the extent you have any written agreements with Mr. Velasquez or Agroexportadora Sociedad Anónima, please file them as exhibits or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K..

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosures to clarify how it currently sources its raw material. There are no written agreements in place with Mr. Velasquez, but the Company may enter into such an agreement in the future; provided, the Company has removed reference to its relationship with Mr. Velasquez in order to avoid confusion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Liquidity and Capital Resources, page 9

6.  We note your disclosure on page F-9 regarding your outstanding notes payable. Please revise to provide the disclosure required by Item 303(a)(1) of Regulation S-K regarding these notes. Also, please file the notes as exhibits or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide the disclosure required by Item 303(a)(1) of Regulation S-K regarding the referenced notes and has filed the referenced notes as exhibits.

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Discussion of Year Ended December 31, 2017 Compared to Year Ended December 31, 2016, page 9

7.  Please expand your disclosure to clarify whether your revenue decreased as a result of the loss of your largest customer in connection with their removal of the ASG item from their product offering. Refer to Item 303(a)(3) of Regulation S-K and Instruction 4 thereto. In addition, please revise your disclosure in “Business Overview” to discuss your dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K. In that regard, we note your disclosure on page F-10 regarding sales from major customers.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the referenced disclosures to clarify the source of its decrease in revenues and to discuss its dependence on one or a few major customers.

Exhibits, page 15

8. We note you disclose that you amended your certificate of incorporation on February 19, 2018 to change your name. Please file the amendment as an exhibit to the Form 8-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has filed the amendment to its Certificate of Incorporation to change its name as an exhibit to the Form 8-K reporting the corporate name change, which was originally filed on February 22, 2018.

Financial Statements, page F-1

9.  We note that you completed a reverse merger subsequent to the first quarter and have filed the first quarter report on Form 10-Q with the financial statements of the shell company. Please amend your Form 8-K to include the first quarter historical interim financial statements of Anutra Super Grains, LLC, along with pro forma financial statements through March 31, 2018, to comply with Rule 11-02(c) of Regulation S-X.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to include the first quarter historical interim financial statements of Anutra Super Grains, LLC, along with pro forma financial statements through March 31, 2018.

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Pro Forma Financial Statements, page F-11

10.              Please expand your disclosure to clarify that the transaction will be accounted for as a reverse merger and to describe the manner of presentation in the financial statements and periodic reports that you file subsequent to the transaction. For example, the historical financial statements included in your second quarter report should be those of Anutra Super Grains, LLC, rather than those of the shell company. You may refer to the guidance in FASB ASC 805-40-45 if you require clarification or guidance.

Response: In accordance with the comment made by the Staff of the Commission, the Company has amended its disclosures to clarify that the transaction will be accounted for as a reverse merger and to describe the manner of presentation in the financial statements and periodic reports that it files subsequent to the transaction.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 8-K filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form 8-K.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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